UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 8)

CareView Communications, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title Class of Securities)

141743104

(CUSIP Number)

HealthCor Management, L.P.

Carnegie Hall Tower

152 West 57th Street, 47th Floor

New York, New York 10019

Attention: Mr. John H. Coghlin

(212) 622-7871

With a Copy to:

Eugene McDermott

Edwards Wildman Palmer LLP

2800 Financial Plaza

Providence, RI 02903

(401) 276-6471

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 20 Pages)

CUSIP NO. 141743104	13D	Page 2 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			29,720,095

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			29,720,095

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,720,095

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 3 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Associates, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			29,720,095

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			29,720,095

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,720,095

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 4 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore Master Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			29,720,095

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			29,720,095

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,720,095

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 5 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			29,720,095

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			29,720,095

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,720,095

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 6 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Group, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			29,720,095

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			29,720,095

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,720,095

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 7 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			25,914,676

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			25,914,676

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,914,676

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 8 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			25,914,676

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			25,914,676

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,914,676

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 9 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			25,914,676

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			25,914,676

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,914,676

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 10 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			25,914,676

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			25,914,676

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,914,676

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 11 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			25,914,676

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			25,914,676

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,914,676

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 12 of 20

(1)	NAME OF REPORTING PERSON

Jeffrey C. Lightcap

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			25,914,676

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			25,914,676

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,914,676

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 13 of 20

(1)	NAME OF REPORTING PERSON

Arthur Cohen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			55,634,771

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			55,634,771

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,634,771

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 14 of 20

(1)	NAME OF REPORTING PERSON

Joseph Healey

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			55,634,771

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			55,634,771

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,634,771

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 15 of 20

This Amendment No. 8 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 2011, as amended by Amendment No. 1 filed October 3, 2011, Amendment No. 2 filed January 3, 2012, Amendment No. 3 filed February 2, 2012, Amendment No. 4 filed October 2, 2012, Amendment No. 5 filed April 5, 2013, Amendment No. 6 filed October 2, 2013 and Amendment No. 7 filed January 3, 2014 (collectively, the “Original Statement”). The persons filing this Amendment are HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting the closing of the Financing described in Amendment No. 7 to the Original Statement filed January 3, 2014, including the issuance of the 2014 Notes and the 2014 Warrants (each as defined in Item 6 below) and the amendments to the 2011 Notes and 2012 Notes described below under Item 6.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented to reflect the following:

The Funds funded the acquisition of the 2014 Notes and 2014 Warrants (each as defined in Item 6) with working capital and funds available for investment in the aggregate amount of $5,000,000. Items 4 through 6 are incorporated by reference in this Item 3.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)          Collectively, the Reporting Persons beneficially own an aggregate of 55,634,771 shares of Common Stock, representing (i) 12,500,000 shares of Common Stock that may be acquired upon conversion of the 2014 Notes, (ii) 5,063,667 shares of Common Stock that may be acquired upon conversion of the 2012 Notes (including interest paid in kind through December 31, 2013), (iii) 22,288,245 shares of Common Stock that may be acquired upon conversion of the 2011 Notes (including interest paid in kind through December 31, 2013), (iv) 11,782,859 shares of Common Stock that may be acquired upon exercise of the Warrants issued April 21, 2011 (the “2011 Warrants”) and (v) 4,000,000 shares of Common Stock that may be acquired upon exercise of the 2014 Warrants (the 2011 Warrants and the 2014 Warrants together, the “Warrants”). This aggregate amount represents approximately 28.6% of the Issuer’s outstanding common stock, based upon 138,753,397 shares outstanding, as reported outstanding as of November 8, 2013 in the Issuer’s most recent Quarterly Report on Form 10-Q, and gives effect to the conversion of all 2011 Notes, 2012 Notes and 2014 Notes into Common Stock and the exercise of all Warrants held by the Reporting Persons.

CUSIP NO. 141743104	13D	Page 16 of 20

Of this amount:

(i) HCP Fund is the beneficial owner of (A) 5,822,500 shares of Common Stock underlying the intial principal amount of the 2014 Note issued to it, (B) 2,358,656 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it (including interest paid in kind through December 31, 2013), (C) 10,381,864 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid in kind through December 31, 2013), (D) 1,863,200 shares of Common Stock that is has a right to acquire upon exercise of its 2014 Warrant and (E) 5,488,456 shares of Common Stock that it has a right to acquire upon exercise of its 2011 Warrant;

(ii) By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., HCPMGP and Mr. Lightcap may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

(iii) Hybrid Fund is the beneficial owner of (A) 6,677,500 shares of Common Stock underlying the initial principal amount of the 2014 Note issued to it, (B) 2,705,011 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it (including interest paid in kind through December 31, 2013), (C) 11,906,380 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid in kind through December 31, 2013), (D) 2,136,800 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant and (E) 6,294,403 shares of Common Stock that it has a right to acquire upon exercise of its 2011 Warrant;

(iv) By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by the Hybrid Fund; and

(v) By virtue of their relationship to HCP Fund and Hybrid Fund, each of Messrs. Cohen and Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b)          The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c)          Except for the purchase of the 2014 Notes and 2014 Warrants described in this Statement, the Reporting Persons have effected no transactions relating to the Common Stock since the filing of the last amendment to the Original Statement.

(d)-(e)    Inapplicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On January 16, 2014, the Issuer and the Funds executed a Fourth Amendment to Note and Warrant Purchase Agreement (the “Fourth Amendment”), which amended the Purchase Agreement to provide for the sale of additional Senior Secured Convertible Notes to the Funds in the aggregate principal amount of $5 million (the “2014 Notes”), and additional warrants to the Funds to purchase an aggregate of 4 million shares of Common Stock (the “2014 Warrants”). On the same date, the Issuer issued, and the Funds purchased, the 2014 Notes and the 2014 Warrants.

CUSIP NO. 141743104	13D	Page 17 of 20

The 2014 Notes have substantially the same terms as the 2011 Notes and the 2012 Notes, taking into account the amendments described below, with the exceptions that (i) the “Issuance Date” of the 2014 Notes is January 16, 2014; (ii) the “Maturity Date” of the 2014 Notes is January 15, 2024; (iii) the “First Five Year Note Period” of the 2014 Notes, will end on January 15, 2019; and (iv) the “Conversion Price” of the 2014 Notes is $0.40 per share, subject to adjustment as provided therein. The interest rates, covenants, events of default, and other material terms of the 2014 Notes are unchanged from the 2011 Notes and 2012 Notes, giving effect to the amendments described below, and the 2014 Notes rank pari passu with the 2011 Notes and the 2012 Notes. The 2014 Notes are entitled to the benefits of each of the Registration Rights Agreement, the Pledge and Security Agreement, and the Intellectual Property Security Agreement, each dated April 20, 2011, and are also subject to the Subordination Agreement between the Issuer and Comerica Bank initially executed August 31, 2011, as amended to date.

In connection with the Financing, under the Fourth Amendment, the Issuer and the Funds also agreed to amend the 2011 Notes and the 2012 Notes, among other things (i) to eliminate any event of default relating to the Company’s failure to list its Common Stock on a registered national securities exchange by a certain date; (ii) to include as a “Major Event” the commencement or other public announcement by any person (other than the Issuer, the Funds or the Funds’ affiliates) of a purchase, tender or exchange offer for 35% or more of the outstanding shares of Common Stock, or the public announcement by any person or group of a bona fide intention to enter into any of the agreements to which the definition of “Major Event” refers, relating to the acquisition of the Issuer, its assets or its capital securities; and (iii) to define a “Change of Control” as the consummation of any of the transactions referred to in the definition of “Major Event.” The parties also confirmed that the Issuer’s arrangements for the replacement of Samuel Greco are acceptable to the Funds and will not constitute an event of default under Section 4(a)(x) of the Notes.

The 2014 Warrants issued in connection with the Financing have an exercise price of $0.40 per share and will expire, to the extent they are not exercised, on January 15, 2024.

This summary is qualified in its entirety by reference to the Fourth Amendment, to the Amendment to and Affirmation of Subordination Agreement, and to the 2014 Notes and the 2014 Warrants, which are included as Exhibits 15 through 20 to this Statement and each of which is incorporated by reference herein.

CUSIP NO. 141743104	13D	Page 18 of 20

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

15	Fourth Amendment to Note and Warrant Purchase Agreement dated as of January 16, 2014

16	Amendment to and Affirmation of Subordination Agreement dated as of January 16, 2014

17	Senior Secured Convertible Note issued payable to HealthCor Partners Fund, L.P. issued January 16, 2014

18	Senior Secured Convertible Note issued payable to HealthCor Hybrid Offshore Master Fund, L.P. issued January 16, 2014

19	Warrant issued January 16, 2014 to HealthCor Partners Fund, L.P.

20	Warrant issued January 16, 2014 to HealthCor Hybrid Offshore Master Fund, L.P.

CUSIP NO. 141743104	13D	Page 19 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2014

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND,
L.P.

By: HealthCor Group, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR ASSOCIATES, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR GROUP, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

CUSIP NO. 141743104	13D	Page 20 of 20

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS L.P., for itself and as general
partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By: HealthCor Partners GP, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS GP, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen